Filed by Pumatech, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Pumatech, Inc.

Commission File No.: 000-21709

NEWS RELEASE Editorial Contacts: Amy Barney Jon Bloom Ryan Eddy McGrath/Power Public Relations 408-727-0351 amyb@mcgrathpower.com jonb@mcgrathpower.com ryane@mcgrathpower.com

PUMATECH, INC. TO ACQUIRE SYNCHROLOGIC, INC. IN TRANSACTION

DESIGNED TO CEMENT COMPANY’S POSITION AS LEADING SYNC PROVIDER

Transaction, Valued At Approximately $60 Million, Is Expected To Close By End Of Calendar 2003

SAN JOSE, CA (09/15/03)—Pumatech, Inc. (NASDAQ: PUMA) today announced that it has entered into a definitive agreement to acquire Synchrologic, Inc. in a transaction designed to cement Pumatech as the leading provider of synchronization solutions to the enterprise, technology licensing and consumer markets. Valued at approximately $60 million, the transaction is expected to generate operational savings and positive cash flow for Pumatech.

“We believe our 12-month mission to reassert our leadership in the sync market is nearing completion with the acquisition of Synchrologic,” said Woodson (Woody) Hobbs, president and CEO of Pumatech. “We expect to be able to provide our customers with an important technology platform intended to expand the role of synchronization for mobile users and enterprise applications. We believe Synchrologic has a strong enterprise mobile solution and that Pumatech has the resources to exploit it. We also believe the technology from both companies, combined with Pumatech’s broad distribution channels, will create a new and lasting de facto standard for the deployment and utilization of this important technology. We look forward to integrating our respective companies to meet our customers’ needs, and to welcoming members of the Synchrologic customer and employee family to Pumatech.”

Synchrologic’s product line provides mobile access to enterprise applications, email and PIM data, file content, intranet sites, and Web content, while giving IT the tools to remotely manage mobile devices. Pumatech will maintain and enhance Synchrologic’s Mobile Suite platform, which will form the cornerstone of Pumatech’s server-based enterprise synchronization offering. Pumatech believes the acquisition of Synchrologic will enhance Pumatech’s enterprise offerings, while also serving to bolster the Company’s position, patent portfolio and technology leadership in the synchronization and mobile infrastructure software arenas. Pumatech currently holds 53 issued technology patents, 26 pending patents, has agreements with more than 200 technology licensees, a presence in virtually all of the Fortune 1000, and the leading retail position among synchronization software products.

“We believe Synchrologic’s employees, customers and partners will all derive significant benefits from this acquisition,” explained Said Mohammadioun, CEO and chairman of Synchrologic. “By combining Synchrologic’s products and customers with Pumatech’s extensive product portfolio and widespread customer reach, we believe we’ve created an industry-leading organization that gives corporations the tools to provide mobile workers with access to mission-critical information from any mobile device.”

The acquisition has been approved by the boards of directors of both companies. Completion of the transaction is subject to approval by Pumatech’s and Synchrologic’s shareholders, as well as customary regulatory approvals and other typical post-signing conditions. Pumatech and Synchrologic anticipate completion of the transaction by the end of the calendar year.

A licensing agreement signed by both companies will enable Pumatech to immediately begin marketing and selling Synchrologic’s Mobile Suite platform as Pumatech’s server-based synchronization solution for enterprise customers.

The acquisition of Synchrologic comes on the heels of Pumatech’s acquisition of Starfish Software, and the acquisition of the assets of both Loudfire, Inc. and Spontaneous Technology, Inc. (SponTec), a transaction expected to close shortly. Following successful completion of the transactions and the integration of these assets, Pumatech’s product family will comprise Intellisync technology for desktop-based synchronization, Synchrologic technology for server-based synchronization and device management, TrueSync (Starfish) server-based technology for the carrier market, Loudfire technology for real-time remote information access, and SponTec technology for secure VPN solutions. Pumatech’s Satellite Forms® MobileApp Designer software will continue to provide a platform for rapid development of custom mobile applications.

Synchrologic is privately held, with headquarters in Atlanta, Ga., and European offices in London and Milan. The company’s mobile software extends enterprise email and applications, automates the delivery of documents and Web sites, delivers relevant travel information for mobile professionals, and provides mobile systems management tools – for laptops, handhelds and smart phones. Synchrologic’s key revenue-generating customers and partners include 3M, Accenture, Citicorp, Domino’s, J.D. Edwards, Nintendo, Microsoft, NEC, Pfizer, T-Mobile and Verizon Wireless. For the 12-month period ending June 30, 2003, Synchrologic has informed Pumatech that it posted unaudited revenues of $11.8 million – a 38 percent increase over the prior 12-month period. Synchrologic’s 2003 fiscal year ends on Dec. 31, 2003.

Pumatech plans to maintain a sharp customer focus throughout its integration with Synchrologic. “We are committed to the convergence of existing Pumatech and Synchrologic products and services – and to providing unparalleled customer service and support,” explained Pumatech’s Senior Vice President of Sales and Marketing Clyde Foster. “Following the integration of Pumatech and Synchrologic products and services, we intend to offer a migration plan that provides a smooth transition for customers of both Synchrologic and Pumatech.”

The acquisition of Synchrologic by Pumatech is in part the result of settlement discussions that began after Pumatech filed a patent-infringement suit against Synchrologic in January 2003, alleging Synchrologic’s products infringe six of Pumatech’s synchronization-related patents. The definitive agreement will result in a dismissal of the litigation with Synchrologic, but is not expected to affect Pumatech’s continued defense of its intellectual property or its ongoing litigation with Extended Systems, Inc.

ABOUT SYNCHROLOGIC

Synchrologic’s mobile infrastructure solutions create competitive advantage by increasing mobile worker productivity and decreasing total cost of ownership of mobile devices. The company’s product line mobilizes enterprise email and applications, automates the delivery of documents and Web sites, and provides mobile systems management tools — for laptops, tablets, handhelds, and smart phones. Key customers and partners include 3M, Accenture, Citicorp, Domino’s, Hertz, Nintendo, Microsoft, NEC, Pfizer, Symbian, T-Mobile and Verizon Wireless. The company is privately held with headquarters in Atlanta, Ga., and European offices in London and Milan. For more information, please visit www.synchrologic.com.

ABOUT PUMATECH

Pumatech, Inc. (NASDAQ: PUMA) provides organizations with a comprehensive suite of software products and services that synchronizes and distributes critical information throughout the enterprise.

Organizations can choose to use Pumatech’s ready-made enterprise offerings, or they can leverage Pumatech’s professional services team to create custom solutions built upon Pumatech’s core enterprise platform. Pumatech’s customer and strategic partner base includes Global 2000 companies such as Microsoft, Oracle, PeopleSoft, America Online, Yahoo!, NTT DoCoMo, Eastman Kodak and IBM. The Company has headquarters in Silicon Valley and offices in Amsterdam, Munich, Tokyo and London. Pumatech offers more information on its products and services at www.pumatech.com.

The forward-looking statements above in this news release, including statements related to benefits from the product offerings and customer relationships, the ability to address complex synchronization challenges, operational savings and cash flows as a result of the acquisition, the timing or ability to reach profitability, and the benefits of new business partnerships and products, are based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ materially include uncertainties related to the effect of continued weakness of general economic factors on the overall demand for our products and services, the timing of market adoption and movement toward data synchronization and integration solutions, margin erosion, market shrinkage, economic uncertainty related to terrorism and conflict in the Middle East, market acceptance of the acquisition, the possibility that the transaction may be delayed in its completion or fail to be completed, continued diligence of Synchrologic’s technology and financial position, the need to obtain Pumatech and Synchrologic shareholder consent for the transaction, the need to obtain regulatory and other third-party consents for the transaction, the ability to integrate Synchrologic technologies and businesses with those obtained in other recent acquisitions by Pumatech, the ability to integrate the technologies and businesses obtained in recent acquisitions by Pumatech with Pumatech’s current technologies and businesses, risks associated with ongoing litigation involving Pumatech’s intellectual property, the ability to retain key employees of Synchrologic, the ability to leverage the acquisition to address synchronization challenges, timely introduction, availability and acceptance of new products, the impact of competitive products and pricing, consummation of binding agreements with prospective business partners, as well as additional risk factors, as discussed in the “Risk Factors” section of Pumatech’s Annual Report on Form 10-K for the year ended July 31, 2002 and Pumatech’s quarterly reports filed from time to time with the U.S. Securities and Exchange Commission. Pumatech disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

In connection with the proposed transaction, Pumatech will file a registration statement on Form S-4, including a proxy statement/prospectus, with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement, including the proxy statement/prospectus when they become available because they will contain important information about the proposed merger. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus (when available) and other documents filed by Pumatech with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at http://www.sec.gov. Free copies of the registration statement (when available) and other documents filed by Pumatech with the Securities and Exchange Commission may also be obtained from Pumatech by directing a request to Pumatech, Attention: Richard Mosher, 408-321-7650. Investors and security holders of Pumatech are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Pumatech and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Pumatech stockholders in favor of the proposed transaction. These directors and executive officers include Woodson (Woody) Hobbs, Keith Kitchen, John Stossel, Mehdi Maghsoodnia, Clyde Foster, Michael Clair, Michael Praisner, and Kirsten Berg-Painter. Collectively, as of September 15, 2003, the directors and executive officers of Pumatech may be deemed to beneficially own approximately 8.36 percent of the outstanding shares of Pumatech common stock. Investors and security holders may obtain additional information regarding the interests of the participants by reading the registration statement and proxy statement-prospectus when they become available.

Pumatech, the Pumatech logo and Satellite Forms are trademarks of Pumatech, Inc., that may be registered in certain jurisdictions. All other product and company names may be trademarks of their respective owners.